                                                                    EXHIBIT 99.3
                                                                    ------------
                          RPM, INC. AND SUBSIDIARIES
                          --------------------------
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ---------------------------------------
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                ---------------------------------------------
                           YEAR ENDED MAY 31, 1995
                           -----------------------

RESULTS OF OPERATIONS
---------------------

FISCAL 1995 COMPARED TO FISCAL 1994

      On June 28, 1994, the Company acquired Rust-Oleum Corporation, the leading North American producer of consumer rust-preventative coatings. Nearly two thirds of Rust-Oleum sales are consumer products and the balance industrial, both complementing the Company's existing product lines. Rust-Oleum accounted for approximately 70%, or $139 million, of the $201 million sales increase. The Company's existing operations generated the balance of sales growth mainly from higher unit volume, approximately two thirds industrial and the balance consumer. Pricing adjustments were somewhat more than in the recent past to compensate for nearly universal supplier cost increases, averaging less than 3%. Exchange rate differences and several small product line additions had a slightly positive effect on sales from year to year.

      The Company's gross profit margin strengthened during the year to 42.8% from 41.6% a year ago. This improvement reflects Rust-Oleum's higher gross profit margin, positive shifts in product mix, and the benefit of increased sales volume among the existing businesses. Most importantly, there were a number of significant raw material and packaging cost increases throughout the year that management was able to effectively control through the leverage of combined purchasing of significant materials, pricing adjustments where necessary, and product reformulations. Raw material price increases have declined in number and frequency in recent months, and the company is confident these will continue to be effectively managed.

      Selling, general and administrative expenses increased to 30.0% of sales from 29.2% a year ago as a result of Rust-Oleum's higher percentage in this category plus related acquisition expenses. Higher sales volume and increased joint venture income had slightly offsetting favorable effects.

      Interest expense increased $10.8 million this year from indebtedness associated with the Rust-Oleum acquisition. Slightly higher interest rates and the LYONs (refer to note B) interest accretion added to interest expense in 1995, while the 1994 Eurobond conversion, debt refinancing in both years and debt reductions totaling nearly $40 million during 1995 reduced interest expense comparatively.

      The tax attributes of Dynatron/Bondo and Stonhard, acquired during 1994, had historically passed through to the respective shareholders as Subchapter S

                          RPM, INC. AND SUBSIDIARIES
                          --------------------------
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ---------------------------------------
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                ---------------------------------------------
                           YEAR ENDED MAY 31, 1995
                           -----------------------


      Corporations. Consequently, the 40.3% provision for income taxes in 1994 (refer to Note C) was comparably low and would have otherwise been 41.5% without the effects of these poolings. As a result and as expected, the 1995 effective tax rate increased from the reported 1994 rate to 42.8%. This higher rate is driven by revised tax laws, continuing upward trends in state and local taxes, and unfavorable tax treatment of certain acquisition related expenses. The rate for 1996 is expected to increase still further to approximately 43%.

      As a result of the expenses associated with the acquisition of Rust-Oleum and the tax rate differences discussed above, the Company's net income margin declined to 6.0% from 6.5% in 1994. Rust-Oleum added approximately a third of the earnings increase for the year and is expected to continue to be a significant contributor in the future.

      The Company's environmental obligations continue to be appropriately addressed and, based upon the latest available information, it is not anticipated that the outcome of such matters will materially affect the Company's results of operations or financial position.

      The Company's European and other foreign sales and results of operations are continuously impacted from currency fluctuations. Foreign debt is denominated in the respective foreign currency, thereby eliminating the impact on earnings of associated transaction losses and protecting against foreign currency rate risk.

      Subsequent to year-end, on July 24, 1995, the Company reached an agreement in principle to acquire Dryvit Systems, Inc., headquartered in Providence, Rhode Island, pending the completion of a definitive purchase agreement and required governmental filings. Dryvit has sales of approximately $75 million and is North America's leading producer of coatings for exterior wall insulation and finishing systems. This acquisition, if completed, would not be expected to be dilutive in 1996.

FISCAL 1994 COMPARED TO FISCAL 1993

      The Company acquired Dynatron/Bondo Corporation in June 1993 and Stonhard, Inc. in October 1993, both on a pooling of interests basis. Dynatron/Bondo is a supplier of automotive repair products for both the professional and consumer after-markets, complementing the Company's Talsol line of specialty automotive repair coatings. Stonhard is a worldwide leader in industrial and commercial polymer flooring and related products, having synergy with the Company's existing industrial product lines. Prior years' results were

                          RPM, INC. AND SUBSIDIARIES
                          --------------------------
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ---------------------------------------
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                ---------------------------------------------
                           YEAR ENDED MAY 31, 1995
                           -----------------------


      restated to reflect these poolings (Refer to Note A). The successful assimilation of these companies during 1994 produced operating results more indicative of future expectations, as well as when compared to unrestated prior years.

      Core businesses accounted for 80% of the 1994 sales growth, nearly split between industrial and consumer, reflecting primarily unit growth as pricing adjustments were minor. Small acquisitions and product line additions made up the balance of sales growth in 1994. Comparative strengthening of the dollar against European and Canadian currencies during 1994 had a $9 million negative impact on reported sales.

      The Company's gross profit margin remained stable at 41.6% in 1994 and 41.7% in 1993. Planned improvements in product mix and plant efficiencies, mainly among industrial businesses, along with a prior year plant restructuring at Dynatron/Bondo, were offset by certain higher raw material costs in consumer business.

      The Company's selling, general and administrative expenses declined as a percentage of sales from 30.8% in 1993 to 29.2% in 1994. This difference was essentially brought about by the adjustment of both Dynatron/Bondo and Stonhard from Subchapter S status and the incurrence of approximately $3 million in restructuring charges at Stonhard's foreign operations in 1993. This category further reflects the benefits of higher sales and planned expense reductions offset in part by reduced joint venture income during 1994. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Refer to Note H) in 1993.

      In June 1993, the Company called for the redemption of the $50 million 6.75% Convertible Subordinated Eurobond Debentures due 2005, accounting for $3 million of the decline in net interest expense in 1994. The lower rate refinancing of debt assumed through the Stonhard acquisition reduced interest expense approximately an additional $1 million. The interest savings from generally lower interest rates, primarily in Europe, were offset by the interest accretion on the LYONs.

      The tax attributes of the Dynatron/Bondo and Stonhard acquisitions had historically passed through to the respective shareholders as Subchapter S Corporations. Consequently, on a restatement basis, the provision for income taxes of 40.3% in 1994 (Refer to Note C) equaled that of 1993 when, in fact, the new tax laws, growth of foreign income at comparatively higher tax rates,

                          RPM, INC. AND SUBSIDIARIES
                          --------------------------
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ---------------------------------------
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                ---------------------------------------------
                           YEAR ENDED MAY 31, 1995
                           -----------------------


      and upward trends of state and local taxes would have otherwise caused the 1994 effective tax rate to increase to 41.5% compared to 40.5% in 1993. The Company adopted SFAS No. 109 "Accounting For Income Taxes" during 1993.

      Primarily as a result of product mix, cost reductions, and eliminations reflected upon pooling, along with higher sales and the income tax benefits associated with the acquisitions, the net income margin improved to 6.5% in 1994 from 5.1% in 1993. The July 1993 Eurobond conversion impacted 1994 primary earnings per share by $.02.

      Comparative net income levels of the European operations were affected by the restatement required by the Stonhard acquisition. Significant restructuring had taken place at Stonhard Europe in the years just preceding the acquisition and the results have shown improvement.


CAPITAL RESOURCES AND LIQUIDITY
-------------------------------

CASH PROVIDED FROM OPERATIONS
      The Company generated cash from operations of $81 million in 1995, or $20 million more than net income for the year from non-cash expenses less normal growth-related increases in working capital. Cash flow from operations continues to be the primary source of financing the Company's internal growth.

      During 1995, the Company embarked on a campaign to reduce its working capital requirements, thereby generating additional cash flow. This program is showing positive results and the Company anticipates progress in this area during 1996 with corresponding reductions in current debt levels and/or other investing opportunities.

INVESTING ACTIVITIES
      Every year the Company invests in capital expenditures to primarily improve production and distribution efficiency and capacity. Such expenditures generally do not exceed depreciation and amortization in a given year. The Company's capital expenditures amounted to $28 million in 1995 compared with depreciation and amortization of $37 million.

      The Company acquired Rust-Oleum Corporation on June 28, 1994 for $173.1 million, net of cash acquired. The Company historically has acquired complementary businesses and this trend is expected to continue.

                          RPM, INC. AND SUBSIDIARIES
                          --------------------------
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ---------------------------------------
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                ---------------------------------------------
                           YEAR ENDED MAY 31, 1995
                           -----------------------

FINANCING ACTIVITIES
       In connection with the acquisition of Rust-Oleum, the Company negotiated a $300 million revolving credit agreement with a syndicate of nine banks in June 1994. At the time of acquisition, $178 million of this facility was used to finance the purchase, $8 million was used to refinance a portion of Rust-Oleum's existing long term debt, and $47 million was used to refinance the outstanding balance of a $55 million revolving credit agreement that was subsequently terminated.

       The Company has since reduced its long term debt by a cumulative total of approximately $40 million during 1995 through cash provided from operations, before exchange rate differences. Interest accretion on the LYONs issue added $8.2 million to long term debt during 1995. LYONs interest to be accreted in 1996 will be $8.7 million.

       The Company's debt to capital ratio increased to 53.9% from 42.6% at May 31, 1994, as a result of the Rust-Oleum acquisition. Working capital increased to $270 million from $231 million a year ago, with the current ratio decreasing to 2.8:1 from 3.2:1, essentially as a result of Rust-Oleum as well.

       Subsequent to year end, on June 15, 1995, the Company issued and sold $150 million aggregate principal amount of 7% Senior Unsecured Notes due 2005. The total net proceeds of this offering were used to reduce the $190 million balance of the Company's $300 million revolving credit agreement to $40 million. The Company correspondingly intends, and is presently negotiating, to reduce the revolving credit facility to $150 million and extend its final maturity to 2000.

       The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.